April 29, 2005


Mail Stop 0409

Terry G. Roussel
President
Cornerstone Realty Fund, Inc.
4590 MacArthur Blvd., Suite 610
Newport Beach, California  92660

Re:	Cornerstone Realty Fund, Inc.
      Amendment No. 1 to Registration Statement on Form S-11
      Filed April 13, 2005
      Registration No. 333-121238

Dear Mr. Roussel:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Refer to comment 1.   We have the following comments relating
to
your supplemental materials:

* Refer to Tab A. You state that "According to the National Association of Real Estate Investment Trusts (NAREIT) and the National Counsel of Real Estate Investment Fiduciaries (NCR
EIF)..."
traded REITs have outperformed non-traded real estate companies by 5.25% annually. In comparing publicly-traded REITs to private real estate, you rely on NCREIF`s NPI index. Our understanding is that the NPI index reflects unleveraged returns, before deducting any management fees, of investment grade properties as reported by institutional investors and is not a measure of non-traded REIT performance. Since the NCREIF index does not relate to common stock in non-traded REITs and since the data referenced and relied upon for non-traded properties is not relevant to your targeted portfolio, please remove the references to the NCREIF NPI index and the conclusions that you attribute to it.

* Please revise the disclosure referenced in Tab B and Tab C to be consistent with the comment above.

2. We note your response to our comment 4.  We also note that you will request a no-action position under Regulation M and Rule 13e-
4
under the Exchange Act for your stock repurchase plan. Please be advised that your plan may be subject to compliance with Regulation M and the tender offer rules unless you receive the requested relief.

3. Your response to comment 10 indicates that the private placement of 27,933 shares to your advisor should not be integrated with this public offering because of policy grounds. The policy position articulated in Black Box Incorporated (avail. June 26, 1990) and clarified in Squadron, Ellenoff, Plesant & Lehrer (avail. Feb. 28,
1992) is limited to situations where the unregistered offering is made to no more than two or three large, institutional, accredited investors. We note your statement that your advisor is an accredited investor. Please supplementally confirm that your advisor is also an institutional investor.

4. We note your response to comment 11. Please revise your Management section to use the term "promoter."

Prospectus Cover Page

5. Please revise to state the date the offering will end and the minimum purchase requirement. Refer to Item 501(b)(8) of Regulation
S-K

6. Please consider eliminating or reducing the amount of information on the cover page relating to your prior programs. This information is better suited for the prospectus summary or the body of the prospectus. The cover page should be limited to information that is required by Item 501 of Regulation S-K or is otherwise key to an investment decision.

Prospectus Summary, page 1

7. Refer to comment 26. Your response indicates that your disclosure has been modified to provide that the subscribers` funds will be returned promptly; however, we are unable to locate the disclosure.
Please advise or revise.

Questions and Answers About This Offering, page 6

What fees and reimbursements will your advisor and its affiliates receive in connection with this offering?, page 9

8. Please revise to state the maximum fee amounts, rather than the expected averages. Similarly, please revise the description of monthly asset management fees and property disposition fees to state that the fees are "equal to" the stated percentages, rather than "expected to be."

      How will I be notified of how my investment is doing?, page
12

9. You indicate that you will provide shareholders periodic updates on the performance of your stock, in your discretion and with shareholder consent via various methods including electronic delivery. Please supplementally explain your procedures for electronic delivery of your annual reports and supplements to the prospectus.

Estimated Use of Proceeds, page 33

10. Supplementally, please explain why you have used 55,400,000 shares to calculate the maximum gross proceeds in the offering. We note that 1,562,500 shares will be issued for no additional consideration to record holders in the special distribution. Thus, it does not appear to be appropriate to include those shares in the gross offering proceeds. Please revise or advise.

Our Advisor, page 42

11. Please expand the discussion of Mr. McFarland`s business experience to include his position as the general partner and managing member of limited liability companies that acquire raw land and process entitlements for such land to sell to developers. We note your response to prior comment 54.

Management Compensation, page 46

12. You indicate in the second paragraph on page 47 that the acquisition fees will be paid to your advisor as money is raised in this offering. Please revise to quantify the amount of gross offering proceeds that you will advance to your advisor. If the amount is not fixed, please disclose how you will determine the amount. Provide similar clarification in foonote (4).

13. We note your response to comment 62 and your statement that you do not need to discuss the effects if you leverage your properties because you will not own properties with permanent debt financing. We also note that your charter would not prohibit you from using up to 75% leverage in the acquisition of your real estate investments.
Since there is no assurance that you will not use leverage to acquire your properties, please revise the footnote as previously requested to discuss the effect of leverage on your asset management fee. Also, explain in more detail how you concluded that your asset management fee of 1.25% is equivalent to a 0.625% fee charged by other companies using a 50% leverage. Provide similar clarification in footnote (4). Alternatively, delete the language comparing your asset management fee to other companies that use leverage.

Approval of our Independent Directors, page 56

14. We note your response to prior comment 66. Supplementally, please confirm that you will identify in the prospectus any new directors elected before the effective date of the registration statement.

Investment Objectives and Acquisition Policies, page 59

15. We note your response and revision to comment 67.
Supplementally, provide a copy of the Torto Wheaton Research report that that you cite. The material should be dated and appropriately marked to identify the supporting information.

Plan of Operation, page 67

	General, page 67

16. You indicate in your response to comment 68 that your "advisor" may establish reserves from the gross proceeds of this offering. You also indicate in the second paragraph on page 67 that "we" may also establish reserves from gross proceeds of this offering. Please revise to indicate whether your advisor may establish reserves from the gross proceeds of this offering.

Liquidity and Capital Resources, page 67

17. The disclosure in this section states that you will repay advances from your advisor and reimburse your advisor up to 15% of the gross offering proceeds. Disclosure on page 47, however, indicates that your advisor will pay offering expenses in excess of
5% of gross offering proceeds. Please revise to reconcile these two statements or advise.

Prior Performance Summary

Public Program, page 73

18. It does not appear that the activities of Cornerstone Realty
Fund, LLC have been included in the prior performance tables.
Please
advise us why this program has been excluded from the tables, or revise as necessary in accordance with Guide 5.

Federal Income Tax Considerations, page 74

19. Refer to the second full paragraph on page 75. Please revise to clarify that Preston Gates & Ellis is of the opinion that you will qualify for taxation as a REIT, rather than stating that you are "in a position" to qualify.

Plan of Distribution, page 107

20. We note your response to comment 76. Supplementally, please provide copies of all relevant screen shots from the dealer manager`s website showing how investors will access the prospectus and subscription documents. Also, please advise us in the event that you decide to post offering subscription documents on your website and provide us with the relevant screen shots from your website.

21. We note your response to comment no. 78; however, we are unable to locate the requested disclosure. Please advise or revise.

Balance Sheet, page F-3

22. Please update your balance sheet in accordance with Rule 3-12 of
Regulation S-X. An audited balance sheet as of December 31, 2004 must be presented in the next amendment if the registrant has a calendar year end.

Notes to Balance Sheet

Note 2. Summary of Significant Accounting Policies

Real Estate Purchase Price Allocation, page F-5

23. We note your response to comment 79 and await a revision of your purchase price allocation policy to disclose the method you will use to allocate the purchase price of acquired properties to tangible, as well as intangible assets. We also note in your response that you plan to allocate the purchase price of properties acquired based on the relative fair value of the land, improvements and intangible assets. Please be aware that if a property purchased constitutes a business acquisition under EITF 98-3, the purchase price must be allocated based upon the component assets` fair values, not relative fair values, in accordance with SFAS 141.

Prior Performance Tables

Table V: Results of Completed Programs for the Period January 1,
1999
through December 31, 2004

24. We note your response to comment 84 in which you state that Profit from Sales is determined after deducting carry costs of mortgage financing. Based on Table V, it appears that Profit from Sales is calculated by subtracting Total Acquisition Cost from the Net Sales Price. Please supplementally advise us of the relationship between Total Acquisition Cost and the carry costs of mortgage financing for the properties in this table. Please also advise us of the consideration you gave to the carrying value of the properties, in addition to the carry costs of related mortgages, when determining the Profit from Sales.

Exhibit 8.1 - Tax Opinion

25. Refer to numbered paragraph 2 on page 2 of the opinion letter. Please provide a revised opinion that states the first year for which you will qualify as a REIT under the Code. We note disclosure in the prospectus indicating that you will qualify for your taxable year ending December 31, 2005.

  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	You may contact Kristi Beshears, Accountant, at (202) 551-
3429
or Linda Van Doorn, Senior Assistant Chief Accountant, at (202)
551-
3498 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Shady, Attorney-Advisor, at (202) 551-3471 or me at (202) 551-3780 with any
other questions.


Sincerely,



Karen J. Garnett
Assistant Director

cc:	Karen Winnett, Esq. (via facsimile)
      Preston Gates & Ellis LLP
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Cornerstone Realty Fund, Inc.
Page 6